NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 3, 2025

Aliya Ishmukhamedova

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Raadr, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 13, 2025

File No. 024-12538

Dear Ms. Ishmukhamedova:

This is in response to the letter of comment of the Staff dated February 7, 2025, relating to the captioned Offering Statement on Form 1-A of Raadr, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment No. 1 to Form 1-A

Cover page

1.Please advise how the Subject Convertible Notes are convertible into Offered Shares. Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that Regulation A is not available for conversion of such securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.

Please be advised that the Subject Convertible Notes have been amended and restated, to clarify their respective conversion rights, in response to such comment.

Investment Dilution, page 16

2.We note your disclosure here that dilution is presented "without giving effect to the acquisitions of the Mexedia Companies." Given that those are central to the company, please revise your dilution table to give affect to the acquisitions, or explain.

Please be advised that the subject disclosure has been revised, in response to such comment.

Use of Proceeds, page 18

3.We note your disclosure here that you "may issue Offered Shares in this offering for non-cash consideration, including, without limitation, promissory notes, services and/or other consideration without notice to subscribers in this offering." Please revise to disclose all forms of non-cash consideration you intend to accept, how you determine the value of non-cash consideration, and how you intend to comply with the fixed price requirements. Refer to the Note to Rule 251(a)(1) of Regulation A. Please also substantially revise your offering document, including the Cover Page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only, to discuss the non-cash consideration in more detail and to address how issuing some or all shares for non-cash consideration would impact your offering. Finally, revise your risk factors to address the potential consequences to the company if a substantial amount of shares is sold for non-cash consideration.

Please be advised that the Company has determined not to utilize Offered Shares in the manner described in the subject disclosure. Thus, the subject disclosure has been revised to remove references to potential issuances of Offered Shares for non-cash consideration, including, without limitation, promissory notes, services and/or other consideration without notice to subscribers.

Procedures for Subscribing, page 19

4.We note that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to reject "subscription in whole or in part, for any reason or for no reason". Furthermore, in your Subscription Agreement, you state "[t]he Company reserves the right, in its sole discretion and for any reason whatsoever, to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject, in whole or in part, for any reason or for no reason, any prospective investment in the Offered Shares." Please revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, how soon after you make final determination to accept or reject a subscription will that settlement occur, and the process and timeline for returning proceeds to investors for those subscriptions that are rejected.

Please be advised that the subject disclosure and the Subscription Agreement have been revised, in response to such comment.

Business, page 22

5.We note your response to prior comment 4. Please revise the chart on page 5 and 24 to add Mexedia S.p.A, and for each entity in the chart, include the ownership and voting control held.

Please be advised that the chart has been revised, in response to such comment.

6.We note your response to prior comment 6 and reissue in part. Please disclose when these individuals commenced their activities at these locations. Supplementally, provide the expiration dates of the working visas of Messrs. Taddeo and Gilcher to allow these individuals to work in the United States.

Please be advised that the subject disclosure has been revised, in response to such comment. Please be further advised that the request visa information for Mr. Taddeo will be submitted via the provided secure link. Mr. Gilcher is currently in the process of obtaining proper paperwork that will allow him to work in the U.S. Until such time, Mr. Gilcher visits the Miami, Florida, offices of the Company for short periods, in compliance with applicable rules. At such time as he is legal allowed, Mr. Gilcher expects to work from the Miami, Florida, offices of the Company in excess of 50% of the time.

General

7.We note your response to prior comment 7. Please provide a more complete analysis explaining your conclusion that your principal place of business is in the United States and whether you expect it will be in the United States for the foreseeable future. Please provide a more complete analysis explaining whether your officers and directors primarily direct, control, and coordinate your activities from the United States. In that regard, your disclosures suggest that only Mr. Contreras is based in the United States, and that Messrs. Taddeo and Gilcher, who appear to have the authority to make material decisions for the Company, are predominantly based in Europe. As part of your analysis, consider the fact that Messrs. Taddeo and Gilcher are the Chief Executive Officer and Chief Financial Officer, respectively, of Mexedia SPA, an Italian company listed on the Euronext Growth Paris exchange that holds voting control of the company. Also, please include, as part of your analysis, what effect Mexedia SPA’s right to rescind the Acquisition Agreements depending on the amount of proceeds received in this offering could have on your conclusion. Refer to Rule 251(b)(1) and Compliance and Disclosure Interpretations 182.03

Initially, please be advised that the Company has every intention of maintaining its principal place of business in the U.S. for the foreseeable future. In fact, Mexedia SPA has waived its rights of rescission under each of the Telvantis Florida and Mexedia DAC acquisition agreements. This waiver was secured, following approval of Mexedia SPA’s independent directors who comprise a majority of Mexedia SPA’s Board of Directors. Disclosure in this regard has been added to the offering circular. It is further the Company’s objective to expand, in the U.S., through organic development of its current business operations and through strategic acquisitions that it expects to be available, as the Company, itself, establishes an ever-greater market presence.

Below, the discussion focuses on the principal place of business issue.

Background. During 2023, the undersigned engaged in a relatively extensive discussion with the SEC’s Office of Small Business Policy (OSBP) regarding the “principal place of business” requirement of Form 1-A. Specifically, my inquiry, spurred on by two separate discussions with potential corporate clients, was focused on learning, with specificity, the factors the SEC considers in determining an issuer’s principal place of business. No statement was made by the OSBP as to whether an issuer being controlled by a foreign owner or having officers who are not based solely in the U.S., would, in and of themselves, constitute a disqualifying circumstance. In fact, Form 1-A is silent on that issue.

During the conversation, the OSBP focused on the where the business operations were performed and centered, not merely that an issuer had established an office in either the U.S. or Canada. No other considerations were brought to the discussion by the OSBP. This OSBP guidance has, since then, informed my advice to potential clients. Several did not satisfy the standard and Form 1-A was not used by any of them.

Similarly, in determining whether RDAR’s “principal place of business” is located in the U.S., the OSBP guidance was followed. In analyzing whether RDAR’s principal place of business is in the U.S., careful consideration was given to where the operations of the Company following the acquisitions of the Mexedia Companies and, specifically, Telvantis Florida are, and have, since inception, been, actually conducted, physically, and the location of those who direct the day-to-day operations of the Company. The analysis performed by the Company prior to its filing of the Offering Statement yielded the result that the principal place of business of the Company and, in particular, Telvantis Florida, is the U.S., thereby satisfying such requirement of Form 1-A.

Compliance and Disclosure Interpretation 182.03

Question: Would a company with headquarters that are located within the United States or Canada, but whose business primarily involves managing operations that are located outside those countries be considered to have its “principal place of business” within the United States or Canada for purposes of determining issuer eligibility under Regulation A?

Answer: Yes, an issuer will be considered to have its “principal place of business” in the United States or Canada for purposes of determining issuer eligibility under Rule 251(b) of Regulation A if its officers, partners, or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada. [June 23, 2015]

The Question posed in CDI 182.03 does not reflect the same circumstances of the Company. In the Company’s circumstance, the vast majority of its operations occur in – and are not merely managed from – the U.S. and are directed, controlled and coordinated from the Company’s principal place of business located in Miami Beach, Florida.

As discussed in the Company’s letter of response of January 10, 2025, and below, the Company’s operations and, in particular, those of Telvantis Florida, are, and have been since the respective inceptions of Matchcom and Phonetime, free-standing, U.S. businesses. The evolution and growth of the businesses has been organic and achieved in the U.S. on its proprietary network.

As depicted in the charts below, the Company’s Chief Executive Officer, Daniel Contreras, oversees and directs the Company’s operations from its Miami Beach, Florida, principal place of business/principal executive offices and implements the policies of the Board of Directors of the Company. No managerial input is associated with Mexedia DAC.

The Company’s situation can be distinguished from the CDI 182.03 scenario, inasmuch as the Company’s management is not merely located in an office in the U.S. directing overseas operations; rather, the Company’s CEO is, on a full-time basis, and the Company’s President and CFO on a part-time basis are, located in the Company’s principal place of business directing and coordinating the Company’s operations, that is, an historical U.S. business.

Judicial Guidance. In addition to the CDI 182.03 analysis, the Company sought a more refined legal standard for guidance in this instance, against which to measure “principal place of business” – a standard more layered than had been provided by the OSBP and CDI 182.03. Towards this end, the Company found guidance in a U.S. Supreme Court decision in a case styled The Hertz Corporation v. Melinda Friend, et al., 559 U.S. 77.

While the subject matter of the Hertz Case was that of determining corporate citizenship in the context of diversity jurisdiction, the Company noted that, in its decision, the Court’s discussion offers two methods of analysis in determining where a corporation’s principal place of business is located. The Court’s analysis applied two different tests: the “nerve center” test and the “place of operations” test. [The information and analysis regarding the business of the Company that addresses the “principal place of business” issue contained in the Company’s letter of response dated January 10, 2025, are incorporated herein.]

In short, the Court describes the “nerve center” test as referring to the place of chief coordination of operations and the “place of operations” test as referring to the place generating the most significant revenues.

With respect to the Company, its operations (since, inception, U.S. based) are currently coordinated and directed from its executive offices in Miami, Florida. In analyzing the principal place of business issue under the “nerve center” test, the coordination and direction of the operations of the Company, as depicted in the charts below, indicates that the “nerve center” of the Company is located in Miami, Florida.

Likewise, and also with respect to the Company, in analyzing the principal place of business issue under the “place of operations” test, the fact that approximately 70% of the Company’s revenues are generated from its (specifically, Telvantis Florida’s) U.S.-based customers indicates that the U.S. is the principal place of business of the Company. Thus, the “principal place of business” under the “place of operations” test is located in Miami, Florida, for purposes of the instant issue.

In summary, as compared to the issuer depicted in CDI 182.03, the vast majority of the Company’s operations are actually physically located in, directed, controlled and coordinated in, the U.S., leading to conclusion that the Company’s “principal place of business” is located in the U.S. That the Company’s “principal place of business” can be said to be located in the U.S. under the guidance provided by the “nerve center” and “place of operations” tests discussed by the Court in the Hertz Case supports the Company’s conclusion that the Company historically has been, and currently is, a “U.S.-based” business, for purposes of eligibility to use Form 1-A.

Task No.	Type of Meeting	Area	Exercise	Note	Activity	Led By	Participants	Virtual/Personal	Location	Time	Meeting Leader
1	Strategic Partner Discussion and Strategy Development	General business, strategy	Control	Taddeo and Gilcher not involved	daily	CEO	Abdou, Maggi	Personal/Virtual	New Jersey	EST working hours	Abdou
2	Communication with major Customers and Suppliers	General business, strategy	Control, Direction	Taddeo and Gilcher not involved	daily	CEO	Abdou, Maggi	Personal/Virtual	New Jersey	EST working hours	Abdou
3	Invoicing and Collection	Finance, Operations	Control, Direction	Taddeo and Gilcher not involved	weekly	CEOs	Abdou, Contreras, Ops Team	Personal/Virtual	New Jersey	Every Tuesday, 8am EST	Abdou
4	Payroll Planning and Processing	Finance/HR	Control	Taddeo and Gilcher not involved	bi-monthly	CEO	Abdou, Conteras	Personal/Virtual	Florida, HQ	Bi-weekly - processing during EST working hours	Contreras
5	Weekly Team Meeting	General business, operations	Control, Direction, Coordination	Taddeo and Gilcher not involved	weekly	CEO	Abdou, Contreras, Maggi	Personal/Virtual	Florida, HQ	Every Monday, 9am EST	Abdou
6	Weekly 1/1 Catchup	General business	Coordination	Informal, no binding decisions	weekly	CEO	Abdou, Taddeo	Virtual	New Jersey	Every Friday, 10am EST	Abdou
7	Server and IT infrastructure maintenance plan and backups	IT	Control, Direction	Taddeo and Gilcher not involved	monthly	CEOs	Abdou, Conteras	Virtual/Personal	Florida, HQ	Monthly	Abdou
8	Employee Performance Measurement and Feedback	HR	Control, Direction	Taddeo and Gilcher not involved	bi-annually	CEOs	Abdou, Conteras, employees	Virtual/Personal	Florida, HQ	Half-yearly	Abdou
9	Bank account control and access	Finance	Control	Taddeo and Gilcher not involved	daily	CEOs	Abdou, Contreras	Virtual	Florida, HQ	EST working hours	Contreras
10	Vendor Payments approval	Finance/Operations	Control	Taddeo and Gilcher not involved	bi-weekly	CEO	Abdou	Virtual	Florida, HQ	EST working hours	Contreras
11	OPEX Payment approvals	Finance/Operations	Control	Taddeo and Gilcher not involved	bi-weekly	CEOs	Abdou, Contreras	Virtual	Florida, HQ	EST working hours	Contreras
12	Quarterly Budget Approval	Finance	Control, Direction	On site, in US	Quarterly	CEOs CFO	Abdou, Conteras, Gilcher, Taddeo	Personal	Florida, HQ	Board meeting, quarterly, full day EST time	Contreras, Gilcher
13	Annual Budget Approval	Finance/General Business	Control, Direction	On site, in US	Annual	CEOs CFO	Contreras, Abdou, Gilcher, Taddeo	Personal	Florida, HQ	Board meeting, quarterly, full day EST time	Contreras, Gilcher
14	Annual Policy Review	Policies	Control, Coordination	On site, in US	Annual	CEOs	Contreras, Abdou, Gilcher, Taddeo	Personal	Florida, HQ	Board meeting, quarterly, full day EST time	Contreras, Abdou
15	Monthly Performance Review Company	General business	Control, Direction	On site/virtual	Monthly	CEOs	Contreras, Abdou, Gilcher, Taddeo	Virtual/Personal	HQ, Zoom	Every third week of following month	Contreras, Abdou
16	Business Plan development	General business, strategy	Control, Direction	Taddeo and Gilcher not involved	Annual	CEOs	Contreras, Abdou, Maggi	Virtual/Personal	HQ, Zoom	ongoing	Contreras, Abdou

Task No.	Type of Meeting	Area	Exercise	Note	Activity	Led By	Participants	Virtual/Personal	Location	Time	Meeting Leader
17	Board Meeting	Governance	Control, Direction, Coordination	On site, in US	Quarterly	Directors	Taddeo, Gilcher, Contreras, Abdou	Personal	Florida, HQ	Board meeting, quarterly, full day EST time	Taddeo
18	USAC Audit	Governance, Compliance	Control	Taddeo and Gilcher not involved	ad hoc	CEOs	Conteras, Abdou	Personal	Florida, HQ	ongoing	Contreras
19	Audit 2024 Kickoff	Governance, Compliance	Control	On site/virtual	bi-weekly	CEO	Contreras, Gilcher	Personal/Virtual	Florida/New York	bi-weekly Wednesday, 10AM EST	Contreras
20	Legal Coordination with outside counsel	General business, Governance	Coordination	Taddeo and Gilcher not involved	ad hoc	CEOs	Contreras, Abdou	Personal/Virtual	Florida, HQ	EST working hours	Contreras
21	Tax filings and IRS correspondence	Governance, Compliance	Control, Coordination	Taddeo and Gilcher not involved	annual, quarterly	CEO	Contreras	Personal/Virtual	Florida, HQ	EST working hours	Contreras
22	FCC Communication	Governance, Compliance	Control, Coordination	Taddeo and Gilcher not involved	ad hoc	CEO	Conteras	Personal/Virtual	Florida, HQ	EST working hours	Contreras
23	SEC correspondence Dec	Governance, Compliance	Direction, Coordination	On site/virtual	ad hoc	CEO,CFO	Contreras, Gilcher	Personal/Virtual	Florida/Texas	EST working hours	Contreras
24	HR planning and hiring	HR, strategy	Direction, Coordination	Taddeo and Gilcher not involved	ad hoc	CEO	Contreras, Abdou	Personal/Virtual	Florida, HQ	ongoing, EST working hours	Abdou
25	Investor meetings	Finance	Direction	On site, in US	ad hoc	CFO	Gilcher	Personal	New Jersey	8am-5pm EST	Gilcher
26	Acquisition target meeting and negotiation	Strategy	Direction	On site, in US	ad hoc	CFO	Gilcher	Personal	Florida, HQ	10am-3pm EST	Gilcher
27	Investment Banker Meetings	Finance, Strategy	Direction	On site, in US	ad hoc	CFO	Gilcher	Personal	New Jersey	9am-3pm	Gilcher
28	Auditor meeting	Governance, Compliance	Coordination	On site, in US	monthly/quarterly	CEO, CFO	Contreras, Gilcher	Personal	New York/New Jersey	11am-1pm	Gilcher
29	Acquisition target meeting	Finance, Strategy	Direction	On site, in US	ad hoc	CFO	Gilcher	Personal	New Jersey	3pm-5pm	Gilcher

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Raadr, Inc.